Exhibit 14

Dear Merck Colleagues,

Think, just for a moment, about the contributions that this Company has made to society over the past century. Think of the lives that have been saved, lengthened or significantly improved as a result of our efforts. Think of the families who have enjoyed additional years with brothers, sisters, parents and children because of our products and services.

When we reflect on the life-saving and life-enhancing role our Company plays all over the world, we feel an enormous sense of pride — and a great sense of responsibility to ensure that this organization is preserved for future generations.

“We try never to forget that medicine is for the people. It is not for the profits. The profits follow, and if we have remembered that, they have never failed to appear.”

— George W. Merck

These words were written many years ago in a vastly different world, yet the values they embody continue to guide our Company every day, around the world. Technical advancements are superseded and marketing strategies change and manufacturing processes pass into obsolescence. But our values and standards endure.

Although we speak different languages and represent many cultures, we are united in our drive to be the best and to deliver breakthrough medicines with integrity and with honesty. These shared values are what make us Merck. They are the basis of our success.

Perhaps more than anything else we do, furthering our Company’s values and standards will have the greatest effect on the future success of our Company. The values that George Merck imparted live on and continue to guide our actions and decisions. Will future generations say the same of us?

This booklet has been designed to assist us in making George Merck’s vision a continuing reality. It discusses the standards that reflect our values and guide us in our day-to-day decision-making. A great deal of effort on the part of Merck employees from around the world has gone into its creation. I ask that everyone read through the entire booklet and adhere to these standards, and model these values whenever and wherever we conduct Merck business. I think you will find Our Values and Standards to be an invaluable resource.

Sincerely,

Ray Gilmartin
Chairman, President and CEO

INTRODUCTION
RESOURCES
RELATIONSHIPS WITH OUR CUSTOMERS
Product and Service Quality
Honest Communication
Clinical Trials
Post-Marketing Clinical Trials
Gifts and Entertainment
Invitations to Conferences/Symposia
Fair Competition
Gathering Competitive Information
RELATIONSHIPS WITH FELLOW EMPLOYEES
Our Work Environment
Fair Treatment
Health and Safety
Workplace Harassment
Sexual Harassment
RELATIONSHIPS WITH SHAREHOLDERS
Conflicts of Interest
Use of Corporate Assets
Personal Use of Communication Tools
Protection of Company Information
Accuracy of Books/Records
Insider Trading
RELATIONSHIPS WITH SUPPLIERS
Selection of Suppliers
Treatment of Suppliers
RELATIONSHIPS WITH OUR COMMUNITIES AND SOCIETY
Corporate Responsibility
Public Communications
Environmental Stewardship
Improper Payments
Use and Selection of Agents
Compliance With Laws, Rules And Regulations
Boycotts
Import/Export Regulations
INDEX
DEFERRAL PROGRAM (AMENDED AND RESTATED 11/19/03)
DEFERRED PAYMENT OF DIRECTORS' COMPENSATION PLAN
OFFER LETTER
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PAGES FROM THE 2003 ANNUAL REPORT TO STOCKHOLDERS
CODE OF CONDUCT
LIST OF SUBSIDIARIES
POWER OF ATTORNEY
CERTIFIED RESOLUTION OF BOARD OF DIRECTORS
CERTIFICATION OF CEO
CERTIFICATION OF CFO
CERTIFICATION OF CEO
CERTIFICATION OF CFO

Introduction	3
Resources	5
Relationships with Our Customers
Product and Service Quality	6
Honest Communication	6
Clinical Trials	7
Post-Marketing Clinical Trials	7
Gifts and Entertainment	7
Invitations to Conferences/Symposia	9
Fair Competition	10
Gathering Competitive Information	10
Relationships with Fellow Employees
Our Work Environment	11
Fair Treatment	11
Health and Safety	11
Workplace Harassment	12
Sexual Harassment	12
Relationships with Shareholders
Conflicts of Interest	13
Use of Corporate Assets	14
Personal Use of Communication Tools	14
Protection of Company Information	15
Accuracy of Books/Records	16
Insider Trading	17
Relationships with Suppliers
Selection of Suppliers	18
Treatment of Suppliers	18
Relationships with Our Communities and Society
Corporate Responsibility	19
Public Communications	19
Environmental Stewardship	20
Improper Payments	21
Use and Selection of Agents	21
Compliance with Laws and Regulations	21
Boycotts	21
Import/Export Regulations	22
Political Activities	22
Appendix
Merck’s Leadership Principles	23
Index

CP Corporate Policies–This symbol is used throughout this code of conduct to indicate relevant corporate policy numbers. These policy references are provided for your convenience and are not part of this code. All corporate policies can be viewed on the intranet at http://humres.merck.com/polproc/main.htm.

Purpose

At Merck, our values and standards have always formed the basis of our success. They inspire trust and confidence on the part of the medical community, government officials, regulatory agencies, financial markets, our customers and patients— all of whom are essential to our success. Even more important, these values inspire the trust and confidence of Merck employees—creating a sense of pride and a desire in each of us to achieve great things at Merck. Yes, we care a lot about the results we achieve. But we care just as much about how we achieve them.

The comment by George W. Merck in 1950 that “medicine is for the people” embodies our values and our aspirations. But sometimes it’s not always clear what this means in our day-to-day activities and decision-making as members of the Merck community. This booklet aims to illustrate how our values are applied through standards of conduct with each of our key stakeholders— customers, employees, shareholders, suppliers and communities.

Applicability

This Code of Conduct and all relevant corporate policies apply to everyone who conducts business on behalf of Merck — including employees, executive officers (e.g., chief executive officer, chief financial officer, controller, etc.), members of the Board of Directors, agents, consultants, contract labor, or others, when handling Merck matters. Should exceptional situations warrant a waiver of the Company’s standards, any such waiver for executive officers or members of the Board of Directors may be granted only by the Board of Directors or a Board Committee. Any such waiver must be promptly disclosed to our shareholders.

Accountability

Each of us is responsible for adhering to the values and standards set forth in this Code and for raising questions if we are uncertain as to whether or not the standards are being met. Violations of the Code may result in a variety of corrective actions, and in some cases, may result in disciplinary action up to and including termination of employment.

Availability

We believe that all of our stakeholders are entitled to know about our business practices. The Our Values and Standards booklet is available to the public and can be accessed via our website at: www.Merck.com.

If you have questions or concerns, please refer to the resources listed on this website.

Our Customers

Our business is preserving and improving human life and animal health. All of our actions must be measured by our success in achieving this goal. Above all, we value our ability to serve patients who can benefit from the appropriate use of our products and services. We are dedicated to providing the highest level of professional excellence and health delivery systems. We strive to identify the most critical needs of health care professionals and consumers, and we devote our resources to meeting those needs.

Our Suppliers

We believe in developing mutually beneficial relationships with our suppliers. We recognize that they are important partners in our success, and we treat them with honesty, fairness and respect.

Our Communities and Society

Being a good corporate citizen means that we comply with all applicable laws, rules and regulations. Also, we serve our society, from the local communities in which we operate plants to the national and international levels, by supporting programs that advance knowledge and education and improve health care. In addition to these priorities, we support programs to protect the environment; promote art and cultural activities; and foster civic institutions.

Our Fellow Employees

Our ability to succeed depends on the integrity, knowledge, imagination, skill, diversity, flexibility and teamwork of Merck employees. To this end, we strive to create an environment of mutual respect, encouragement and teamwork—a working environment that rewards commitment and performance and seeks to be responsive to the needs of employees.

We seek to provide a workplace atmosphere that attracts highly talented people and helps them achieve their full potential. Each of us is responsible for creating a climate of trust and respect, and for promoting a productive work environment. These responsibilities are embodied in our leadership principles:

•	Know and develop yourself

•	Know and develop our business

•	Know, support and develop our people

•	Communicate

Our Shareholders

We recognize that our ability to meet our goals depends on maintaining financial performance that encourages investment in leading-edge research and development. This in turn enables us to deliver effective products and innovative services. We strive to provide honest, accurate and timely information to our shareholders about our performance, and to make clear disclosures in all public reports and communications.

No guidelines, no matter how detailed, can possibly anticipate all of the challenges we may face on the job. That is why there are additional resources we can use when we have questions about business conduct.

This booklet serves as a guide to our standards, including frequently asked questions, and is not intended to be an exhaustive description of the Company’s policies and standards. Throughout this booklet you will find shaded boxes that contain responses to real questions that Merck employees have raised. Supplementary information on a number of issues may be found by referring to the relevant corporate policies, which you will find referenced throughout these guidelines. These policies may be accessed via the Intranet or you may contact the Human Resources Department.

If your questions are not fully addressed by these resources, your next step should be to discuss your questions with your manager. Other resources are also available—including specialists in the Legal, Finance, Corporate Audit, Human Resources Departments, the Office of Ethics and the AdviceLine. (For more information on contacting and using these resources, please see the resources listed on this website.) You can use any of these resources when you need clarification of policies, assistance in dealing with “gray areas,” or when you are concerned about possible violations of our standards, laws or regulations.

Many of the topics don’t seem to apply to me. Why should I be concerned with this booklet?

As a company-wide, global document, some sections and topics may be more relevant to certain functions or departments than to others. However, it may be helpful to be aware of how business is conducted in different areas of the Company.

Decision Test

The Decision Test is a set of criteria you can use to help determine the appropriate course of action. Simply ask yourself:

•	Is the action legal?

•	Does it comply with the letter of our standards and policies?

•	Does it comply with the spirit of our standards and policies?

•	How would it look in the newspaper? Would it appear to be improper or make you feel embarrassed?

If you are unsure about what to do, contact your manager and the resources listed on this website for guidance.

Why do we need a values and standards booklet? We have always had a good reputation for integrity and honest business practices.

Merck has always enjoyed a good reputation, and our values and standards have long been a source of pride for employees. Recognizing that we operate in a dynamic and rapidly changing business environment, we could easily lose our good name if we do not continually reinforce our values and standards with our employees. To ensure that integrity remains a continuing priority for Merck and that employees understand the Company’s expectations, at the suggestion of employees we decided to compile the Company’s basic guidelines on business practices into one booklet to use as a reference tool. New corporate governance initiatives, some of which mandate that companies have a code of ethics, further emphasize the need for this booklet.

If you have questions or concerns, please refer to the resources listed on this website.

Product and Service Quality	CP32

Quality means consistently satisfying our customers’ requirements and expectations by delivering products and services of the highest value in a timely manner. Our customers include patients, health care professionals, health care organizations, government agencies, wholesalers and distributors.

Quality improvement in all areas of our business, from product research in our laboratories to patient use of our products and services, is imperative in providing innovative products and services that improve the quality of life. The achievement of our quality goals and objectives depends on our ability to listen to and respect customer needs in every business activity.

We are behind schedule and under a great deal of pressure. May we modify a few manufacturing steps to speed up production?

While we strive to streamline manufacturing processes to make them as efficient as possible, we must always go through proper channels to receive approval for new techniques. Some steps may be required by government regulatory agencies. Others may be required to meet our own quality standards. It is possible that while the steps seem unnecessary, they could serve a critical quality function. If you have further questions—or to make suggestions as to how a process might be improved—consult with your manager or the head of Quality Operations at your site before taking any action.

Honest Communication	CP7

Lives depend not only on the quality of our products and services, but also on the quality of the information we provide to the medical community and general public. Information furnished to our customers about our products and services, including availability and delivery, must be useful, accurate, supported by scientific evidence where relevant, and presented honestly, fairly and by proper means. This means that promotional communications that include a description of uses or dosage recommendations must also include (unless otherwise required by law or regulation) a summary of all side effects, precautions, warnings and contraindications, as well as effectiveness for the described indicated uses.

We do not communicate publicly with the intent of promoting products for use before the product is approved for such use. This does not, however, restrict a full and proper exchange of scientific information concerning a product, including dissemination of research findings in scientific and other communications media.

I am a sales representative and I know that I’m not supposed to encourage or promote any use of our products that is inconsistent with product labeling. But, if a physician starts asking questions about such use, may I refer him to studies and to other doctors who are also prescribing such use?

Generally speaking, Merck sales representatives must not provide directly to physicians information that is inconsistent with that contained in the product label. You should advise the physician that Merck does not recommend use of the product for purposes other than those specified in the product label. However, if the physician desires additional information on this topic, you can refer his request to our Medical Services Department. This Department is authorized, under certain limited circumstances, to provide such information directly to physicians.

Clinical Trials

Clinical trials determine the safety and efficacy of our products in people who volunteer to participate in our studies. It is, therefore, crucial that we conduct these trials with the utmost regard for the health and safety of participants while furthering the interests of science and society. Detailed standards and guidelines are available concerning clinical trials and product protocols.

Post-Marketing Clinical Trials — Post-marketing clinical trials help us learn more about the safety and efficacy of our products. They provide important information to practicing physicians, third-party payers, and key decision-makers to foster appropriate use of Merck products. They also assist in gaining wider awareness and acceptance of our products in special populations and unique geographic locations.

A physician has advised me that a competitor is providing him with a payment for each prescription he writes for their products. Is it acceptable for me to do so?

No. This is not an acceptable practice. However, what may be happening is that the doctor is participating in a bona fide post- marketing clinical study. In that case, it may be appropriate to compensate the physician for his additional workload while participating in the study, but this is unrelated to the prescriptions that the physician writes.

Gifts and Entertainment	CP2	CP23

Giving Gifts

To Physician Customers: Because we wish to safeguard the public’s confidence in physicians to make decisions solely on the basis of patient health, we do not provide gifts or incentives of substantial value to our physician customers. As part of building relationships with them, we may provide occasional gifts as long as such gifts primarily entail a benefit to patients and are not of substantial value. These gifts may include medical textbooks and other items that serve a genuine educational function. Additionally, promotional items of nominal value are also permissible (e.g., pens, notepads, calendars, etc.), provided that they are related to a physician’s practice. Your local/regional lawyer can provide you with a more detailed definition of “nominal” value relevant to your specific location.

I have been invited to the wedding of an important customer. In my culture, it is expected that guests will bring cash gifts to the wedding. What should I do?

In most cases, cash gifts are prohibited. You should consult with your manager if you believe an exception to our Company policy is warranted. Prior written approval of your area or divisional vice president must be obtained.

The chief cardiologist at a major hospital has requested a donation of equipment for the hospital’s new cardiac-care unit. Would such a donation be a violation of our business standards?

It may be appropriate and desirable for the Company to make a contribution to improve the quality of local health care facilities. However, this question must be considered with regard to the following:

•	Would the donation conflict with local laws?

•	Who will be the ultimate beneficiary of the donation? the physician? the hospital?

•	Is the hospital considering adding a Merck product to its formulary? Would the donation affect or be perceived to affect the decision-making process?

Consult your manager to explore whether and how such a donation may be made in your region.

To Other Customers: In addition to physicians, we also build relationships with other important customers, including health care professionals, wholesalers and distributors. With respect to these customers, only promotional items of nominal value are permissible (e.g., pens, notepads, calendars, etc.).

We recognize that in certain cultures, there may be an occasion when gift-giving of a more substantial nature is customary and expected. Decisions about these situations must be carefully weighed, and prior written approval must be obtained from your area or divisional vice president.

Receiving Gifts

(While the receipt of gifts may be more common in the context of supplier relationships, these guidelines are included here for ease of reference and convenience.) As part of building relationships, we may receive occasional gifts, provided that:

•	The gift is of nominal value (e.g., pens, notepads, calendars, etc.);

•	Doing so is legal; and

•	The gift is neither intended nor likely to be perceived by others to improperly influence our business decisions.

Occasionally, there may be times when refusing a gift would be impractical or embarrassing. In those rare instances where the gift is of substantial value, accept the gift on behalf of the Company, report it to your manager, and turn the gift over to your local/regional finance director, who will handle its disposition.

Government Officials or Employees: Gifts, Meals, Entertainment or Other Benefits

Generally, providing gifts, meals, entertainment, or other benefits to government officials or employees is not acceptable, as the Company wishes to avoid even the appearance of impropriety. Additionally, laws concerning appropriate gifts and entertainment with respect to these groups are complex and can vary from country to country—and even within a country (e.g., local versus national officials). Therefore, consult the Legal Department before providing a gift or invitation of any kind to a government employee.

A long-time supplier has sent me flowers to commemorate my ten-year anniversary with the Company. Should I return the flowers to the supplier?

Returning the flowers may not only be impractical, but may also be embarrassing to the supplier. You may accept the flowers or, return them to the supplier if you feel uncomfortable about keeping them. If the supplier were to offer such gifts on a regular basis, politely advise them of Merck’s gifts policy.

Providing and Accepting Meals and Entertainment

As a means of building relationships, we may provide or accept occasional meals or social entertainment, provided that it is:

•	In the course of a bona fide business relationship;

•	An accompaniment to an educational or business discussion/function;

•	Legal;

•	Consistent with industry practices;

•	Not likely to be perceived as an attempt to improperly influence business decisions; and

•	Not embarrassing to the Company if it were to receive public scrutiny.

It is customary in my country to take customers to a restaurant and to discuss business over drinks. Is this acceptable under the policy?

This is acceptable practice if you ensure that the entertainment is reasonable and in good taste and is otherwise appropriate in your country.

A potential supplier has invited me to attend a professional sporting event with him. May I attend?

If the sporting event is appropriate and not excessive, and the supplier will be attending with you and thus, available to discuss business, then it may be acceptable to attend. It is important, however, that accepting an invitation is neither intended nor likely to be perceived as an attempt to improperly influence a business decision.

     As an example,

•	occasional unsolicited tickets to regular-season sporting events would be acceptable;

•	playoffs, quarterfinals and semifinals require more scrutiny; and

•	tickets to finals or championship events (e.g. the World Cup, Olympics and Wimbledon) would be considered excessive.

Your local/regional lawyer can provide you with a more detailed explanation of “inappropriate” or “excessive” that is relevant to your specific location.

Invitations to Conferences/Symposia	CP31	CP20

We are committed to conducting and participating in educational programs that share medical and scientific information. We recognize the importance of ensuring that these activities are undertaken in an appropriate and professional manner, with the ultimate goal of improving patient care. However, our standards do not necessarily take into account all local legal requirements. Where more restrictive local laws exist, those take precedence.

The primary focus for scientific/educational meetings must be an agenda appropriate for participants. The scientific agenda should dominate over social activities. The location should be selected on the basis of participant travel convenience, cost and appropriateness for the type of meeting and audience.

We do not fund travel for spouses or companions of attendees. Exceptions to this policy require the prior written approval of the area or divisional vice president.

We are funding the travel expenses of an important opinion leader who is speaking at a Merck-sponsored conference. She would like to bring her spouse, at her own expense. Is this permitted?

A spouse or companion may travel to a conference provided that it is not at the Company’s expense. This means that any travel, lodging, meals and costs associated with the spouse’s presence are not borne by the Company. However, spouses or companions are not permitted to attend sessions or meetings where official business is discussed, unless invited to do so by the sponsors of the conference.

Can we honor a physician’s request to issue two economy-class tickets in place of one business-class ticket to attend a conference?

No, this may not be done. An invitation is extended to the physician, and the Company will only cover expenses directly associated with the invitee’s attendance.

Can we pay for a physician involved in the approval process for new drugs to attend a meeting? We would ultimately be paying the regulatory agency that approves our drugs.

The laws and regulations governing such activities are complex and will vary depending on a variety of factors, including:

•	Is the physician a government employee?

•	Is the physician a decision-maker in the regulatory approval process?

•	Is a Merck product registration pending?

Due to such complexity, the Legal Department must be consulted in advance. Generally, the answer would be no, but if the individual’s attendance is for the greater public good, there may be situations that can be permitted if the expenses can be handled in an appropriate and legal manner.

Fair Competition	CP3

We believe that customers and society as a whole benefit from fair, free and open markets. Therefore, we compete on the merits of our products and services and do not make agreements with competitors to “fix” prices or to restrain trade. Our principles of fair competition require that:

•	We do not share or exchange price or bid information with competitors. This includes pricing policies, discounts, promotions, royalties, warranties and terms and conditions of sale. If a competitor volunteers such information, whether in a trade association meeting or in a physician’s waiting room, we should terminate the conversation immediately and bring the situation to the attention of the Legal Department. While the exchange may be intended innocently, it also could create the appearance of price-fixing or bid-rigging.

•	We compete aggressively in every market for every customer. We make no agreements—or general understandings—with competitors concerning customers, distributors or territories.

•	We do not demand that suppliers do business with us in order to retain their Merck business.

•	We do not mischaracterize or distort the products or services of a competitor.

Our standards of fair competition are also a matter of law in virtually every country in which we operate, and there are additional legal requirements with which we must comply. Every manager must ensure that employees involved in marketing, sales and purchasing are aware of the letter and spirit of our standards and the applicable competition laws.

I am attending a trade association meeting and several members are discussing pricing strategy. What should I do?

If issues such as pricing strategy are discussed among competitors, there is the possibility that price-fixing or collusion could occur or be perceived to have occurred. Many countries prohibit the discussion of pricing among competitors for this reason. If you find yourself in this situation, you must excuse yourself from the meeting immediately. Promptly advise the Legal Department of what you have observed.

Gathering Competitive Information

We compete fairly and honestly. We do not gather market information through misrepresentation, theft, invasion of privacy or coercion. Additional rules regarding information-gathering may apply to government bids. Please contact your manager or the Legal Department for more information.

We have just hired an employee from a competitor. How much information is he allowed to volunteer about his former employer?

We must not allow the employee to volunteer, nor should we ask for, any nonpublic information about his former employer. Ask yourself if you would be comfortable if a former Merck employee shared such information with a competitor. Additionally, there are legal implications relating to the disclosure of confidential information of other companies. For further clarification, consult your manager or the Legal Department.

If you have questions or concerns, please refer to the resources listed on this website.

Our Work Environment	CP8

We seek to provide a work environment that will attract and retain highly talented people and help them achieve their full potential. Each of us is responsible for creating a climate of trust and respect, and for promoting a productive work environment. These responsibilities are described in our leadership principles (see page 23), which serve as the foundation for all our human resources policies, practices and processes. The leadership principles spell out specific behaviors that are expected of us.

Additionally, we respect the privacy and dignity of our fellow employees and safeguard the confidentiality of employee records.

We encourage open communication by being receptive to the ideas and concerns of others, and we offer and receive feedback constructively.

Fair Treatment	CP16

To meet our long-term growth and efficiency requirements, we must build an organization that responds quickly to change and one in which all people can achieve their full potential. Differences in backgrounds, experiences, perspectives and talents are a fundamental strength of our global Company.

We treat each individual fairly, and recruit, select, train and pay based on merit, experience and other work-related criteria. For further information, contact your Human Resources representative or the Corporate Human Resources Diversity Department.

Is it acceptable to stipulate gender and age for an open position?

What is the business justification for advertising positions based on gender or age? Treating people fairly by hiring based solely on job-related criteria is not only the right thing to do, it’s smart business.

Health and Safety	CP13

We conduct our operations with the highest regard for the safety and health of employees and the protection of the general public. Each of us is responsible for complying with safety rules and regulations and for taking the necessary precautions to protect ourselves and our colleagues. We must report all accidents and take action to correct unsafe practices or conditions, with a goal of continuously improving our performance. Central Safety and Industrial Hygiene can answer specific questions about Merck safety standards.

Is it really necessary to report a minor accident? I don’t want to jeopardize our plant’s safety record.

To maintain safety performance excellence and to strive for an accident-free environment, you must report all accidents, no matter how minor, and work to eliminate unsafe practices and conditions. Reporting even minor accidents is important as it helps us to identify hazards and take corrective action before serious injuries can occur.

If I uncover a serious, unsafe condition, can I shut-down operations?

In circumstances where you believe that an imminent danger condition exists and a delay would jeopardize safety, you are authorized to shut-down operations. A shut-down of operations can be an extremely disruptive response to a safety problem; however, sometimes it may be required in order to protect people or the facility from a serious hazard. Merck expects employees who discover unsafe conditions to report them to their supervisor so that the conditions can be remedied in the most effective manner.

Drug and Alcohol Abuse — Use of illegal drugs and alcohol abuse create serious health and safety risks in the workplace. The possession, sale or use of illegal drugs on Company time or property, or at Company-sponsored events, is prohibited. Similarly, impairment from alcohol when conducting Merck business or at Company-sponsored events is also prohibited.

It is important that cases of drug and alcohol abuse be brought to management’s attention immediately. For information on resources at your location to deal with substance abuse, please see the resources listed on this website.

Workplace Harassment	CP16

We strive to maintain an environment free of harassment, where all employees are respected. Workplace harassment is defined as any action that creates an intimidating, hostile or offensive work environment. Examples include, but are not limited to, disparaging comments based on race, gender, religion or nationality.

Sexual Harassment — Sexual harassment is a form of workplace harassment of a sexual nature that affects the dignity of men and women at work. Sexual harassment includes, but is not limited to, demanding sexual considerations in exchange for job benefits, threatening or taking adverse employment actions if sexual favors are not granted, or unwelcome physical contact.

If you feel you have been harassed, inform the offender that the action is unwelcome. If you are not comfortable with a direct approach or if it fails to correct the problem, discuss the matter with your supervisor or with Human Resources, or refer to the resources listed on this website.

Is it permissible to date a subordinate if it is a consensual relationship?

No. It is unacceptable to have a romantic relationship with someone with whom you have a direct or indirect reporting relationship. Such relationships inevitably damage morale and disrupt productivity in the workplace. There is an inherent conflict of interest in managing someone with whom you have a romantic relationship. Even if you are acting impartially, your relationship more than likely will be perceived negatively. Therefore, you must immediately disclose the relationship to your manager and Human Resources.

Is dating a colleague acceptable?

Yes, provided that there is no direct or indirect reporting relationship.

It is common in my country to make jokes about certain nationalities. Is it acceptable to have some jesting in the office?

Humor is an important element of life, both inside and outside of the office. However, it is not acceptable to make fun at the expense of others based on national, ethnic or other differences, because it can be offensive. Such behavior, even if not so intended, contributes to an environment of intolerance. If you are not sure if a joke or comment is appropriate, refrain from communicating it.

If you have questions or concerns, please refer to the resources listed on this website.

Conflicts of Interest	CP2

We have a responsibility to our shareholders to make decisions strictly on the basis of Merck’s best interests, without regard to personal concerns. A potential conflict of interest arises when we become involved, directly or indirectly, in outside activities that could impair, or be perceived to impair, our business judgment.

Examples of actual or potential conflicts of interest include:

•	Having a personal financial interest in a customer, distributor, competitor or supplier;

•	Having a close family member (e.g., spouse, child, sibling, parent or in-law) work for a customer, distributor, competitor or supplier;

•	Receiving any form of compensation from a customer, distributor, competitor or supplier.

•	Having a personal interest or potential for gain in any Company transactions.

The key to addressing conflicts of interest is full disclosure. Often, just disclosing the potential conflict to the Company is the only action required. If you believe you may have a potential conflict of interest, you must discuss the situation with your manager. Certain employees, including directors, officers, executives and other designated employees, must file annual conflict of interest certifications describing any actual or potential conflicts of interest. Company loans to employees particularly sensitive and are subject to specific scrutiny. Company loans to executive officers or members of the Board of Directors are prohibited unless they were already in existence on July 30, 2002.

My husband works for a competitor. Do I need to inform the Company?

This is a potential conflict of interest and must be disclosed to your manager. Once the potential conflict is disclosed, the Company can take steps to properly address the situation, if necessary. For example, if he is working on a product that competes with the product that you work on at Merck, the Company may elect to assign you to another product.

My fiancé works for one of our distributors. Since he is not a family member and is not associated with Merck business, must I disclose this to my manager?

Close relationships such as a fiancé could also be considered a potential conflict of interest. To determine if this may be true in your case, discuss the matter with your manager.

I own a few shares of stock in British Telecom. Since BT provides phone services to Merck, must I report this as a conflict of interest?

An investment representing less than 1 percent of outstanding shares of a publicly owned Company, such as British Telecom, and where such investment constitutes less than 10 percent of the value of your investments, would not be considered a potential conflict of interest under our policy.

Use of Corporate Assets	CP2

Our shareholders have a right to expect that the Company’s assets are properly maintained and used in an economical and efficient manner. As a general rule, we should not use Company equipment or resources (excluding communications tools – see below), for personal use. However, there may be times when personal use of corporate resources is acceptable. If you have questions about such situations, discuss them with your manager.

With the support of the Company, I am working on an advanced chemistry degree. May I use Company laboratory equipment over the weekend to further my studies?

Due to health, safety and other risks, personal use of Company laboratory equipment is not permitted. If you believe extraordinary circumstances warrant an exception, discuss the situation with your manager.

Personal Use of Communication Tools

The Company encourages us to make efficient and effective use of communications tools such as e-mail, the intranet and internet, voicemail, telephones, photocopiers and fax machines to accomplish business objectives. These tools also allow us to efficiently accomplish personal activities and such use is generally permitted provided there is no adverse effect on productivity or the work environment. Usage also must conform to all other existing standards and policies regarding communication tools. General guidelines for the various communication tools include:

•	Telephones: Use common sense and good judgment when using Company telephones for personal business. A quick call home is acceptable — lengthy overseas calls are not acceptable.

•	Faxes and Photocopiers: Personal use is acceptable provided it is infrequent and insubstantial. Photocopying your tax return is acceptable – copying 200 announcements for your sports club is not acceptable.

•	Internet and E-mail: Our personal use should not interfere with work productivity and not exceed a nominal cost to the Company. Again, use common sense and good judgment. Internet shopping during your lunch hour is acceptable – spending the afternoon “surfing the web” is not acceptable.

Your particular division or location may have adopted more restrictive guidelines concerning personal use of communication tools. In such cases, the more restrictive standard applies. In all cases, personal use of communication tools is subject to the discretion of your manager.

I am in the process of buying a house and must immediately fax a three-page document to my agent. May I use the Company fax or must I leave the office and find a public fax?

Use good judgment and, in this case, use the Company fax. Personal use of a Company fax machine is acceptable provided such usage is insubstantial and infrequent. If you have questions about such situations, discuss them with your manager.

I am going on holiday to Thailand with my family. Is it acceptable to use the Internet to check the local weather?

Yes. Employees may use the Internet and E-mail Systems for personal activities that do not interfere with productivity or the work environment. Please note that the following are some examples of inappropriate use of the Internet and E-mail Systems and are strictly forbidden at all times:

•	Downloading and transmitting pornographic, sexist, racially or ethnically insensitive material.

•	Posting your opinions or views with regard to the Company or the Company’s business in Internet newsgroups, chat rooms, bulletin boards, etc., unless you are specifically authorized by the Company to do so.

•	Conducting private business activity on the Internet or E-mail Systems.

For more information, contact the Corporate Computer Resources Department.

Protection of Company Information	CP26 CP34

Information is an important Company asset that must be protected. The loss of confidential information can be extremely damaging to our competitive position. Examples of confidential information include, but are not limited to, pricing, formulations, research results, manufacturing methods, financial data and marketing and sales strategies and plans.

We do not disclose any confidential Company information without a valid business purpose and proper authorization by management. Each of us is responsible for protecting the confidentiality of Company information.

General guidelines for protecting confidential Company information include:

•	Not discussing sensitive Company business in public;

•	Using password protection on computer files;

•	Securing sensitive information in locked files and cabinets;

•	Securing sensitive information on laptop computers while traveling;

•	Exercising caution when using speakerphones and cellular phones.

Even after we leave the employment of Merck, we are obligated to maintain the confidentiality of Merck information and return all documents and files (including electronically–stored information).

I overheard Merck employees discussing Company business on an airplane. What, if anything, should I do?

If you believe the information that is being discussed is sensitive or confidential, advise the parties that they can be overheard. Every Merck employee has a responsibility to ensure that confidential and proprietary information is not disclosed in public.

I was using my home computer and came across a chat room where sensitive Merck information was being divulged. What should I do?

Such disclosure of confidential Company information is strictly forbidden, as it seriously harms the Company in trying to achieve its business objectives. Discuss your observation with your Manager. You may also call the AdviceLine or contact the Office of Ethics, advising them of your observations.

If you have questions or concerns, please refer to the resources listed on this website.

Accuracy of Books/Records	CP20

We make decisions based on information recorded at every level of the Company. Incomplete or inaccurate information may lead to poor decisions and negative consequences, for example:

•	Improper recording of revenues and expenses leads to misrepresentation of the Company’s financial position, and is illegal;

•	Incomplete or inaccurate manufacturing documents could jeopardize the supply of a product and violate regulations.

Accuracy of Public Disclosures

We must make certain that all disclosures made by the Company in all periodic reports and documents filed with governmental agencies, and other public communications made by the Company, are full, fair, accurate, timely, and understandable. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation of such reports, including drafting, reviewing, and signing or certifying the information contained therein. This requires operating in an environment of open communication, while not compromising proprietary and confidentiality concerns.

If you have concerns about any aspect of our financial disclosures, you should discuss these concerns with your manager, the Finance organization, the Legal Department, the Office of Ethics or the AdviceLine. Any employee who is contacted by another employee who is raising questions or concerns about questionable accounting or auditing matters must immediately report those concerns to the Office of Ethics.

We must record all information honestly and accurately. This includes, but is not limited to, expenses, revenues, research test results, production and quality data and any other corporate information. All financial transactions and payments must be authorized and recorded. Strict compliance with corporate accounting methods is required, as is cooperation with internal and external auditors. Contact your divisional controller or corporate audit group client director with any questions concerning the proper recording of financial transactions.

It is December and there is money left in our annual budget. Is it acceptable to pre-pay for next year’s activities using this year’s budget?

No. Activities and payments must be matched to the same period. If an event occurs this year then payment should be recorded as taking place this year. If an activity is set for next year then the payment must be charged to the next year’s budget and accounts.

A sales order came in and will be confirmed two days after the books are closed. Is it acceptable to include unconfirmed sales in an earlier period?

No. The sale has not officially taken place until it is confirmed and the goods have been shipped. It is a misrepresentation to include unconfirmed sales in an earlier period.

Can I delay processing sales orders until the next period to help us attain our income targets in that period?

No. Sales orders received must be processed in accordance with standard operating procedures for the transaction. It is inappropriate to manipulate sales orders for processing during the next financial period.

Insider Trading	CP30

Merck strives to preserve fair and open markets for the buying and selling of the Company’s securities. We may not buy or sell Merck securities, on the basis of nonpublic, material information. Material (“inside”) information is any information that a reasonable investor would consider important in making investment decisions. Examples may include knowledge about acquisitions, divestitures, new products or processes, and financial information such as corporate earnings. These same restrictions apply to non-public material information about other companies that we learn through our capacity as Merck employees.

We are also prohibited from disclosing non-public material information to others — both inside and outside Merck — without a legitimate business reason and proper management authorization.

If we have inside information, we must refrain from trading in the affected securities until the beginning of the second full trading day after public disclosure of the information. If you are in doubt as to whether the purchase or sale of securities would violate our insider trading standards, please consult with the Legal Department.

If you have questions or concerns, please refer to the resources listed on this website.

Selection of Suppliers	CP23

We select goods and services that best contribute to the long-term well being of Merck. We choose our suppliers based on price, quality, delivery, service, diversity and reputation. Other factors, including environmental and business practices, also may be taken into consideration. Merck condemns the use of forced labor and exploitative child labor and expects its suppliers to respect this principle as well.

I suspect that one of our suppliers is using child labor. What should I do?

Discuss your observation with your manager. You may also contact the AdviceLine or, if you prefer, you may send a note to the Office of Ethics, advising them of your observations.

Treatment of Suppliers

We treat our suppliers and subcontractors with fairness and integrity. We respect the terms and conditions of agreements with suppliers and we honor our commitments. We strive to pay on time and are careful to protect the confidential and proprietary information of our suppliers.

To ensure that all suppliers are given an opportunity to compete for our business, we obtain competitive bids where it is feasible to do so.

Is it acceptable to copy Company software to my home computer if it would only be used for Company business?

Generally, this is not acceptable. We must respect the terms of software-licensing agreements, which may limit the number of machines on which the software may be installed. To determine whether it would be acceptable for your particular software, consult the Corporate Computer Resources Department.

Corporate Responsibility	CP6

Merck believes that an essential component of its corporate responsibility is to provide support to charitable or philanthropic organizations that benefit society, from the local plant community to the international level. Merck makes cash contributions both directly and through The Merck Company Foundation, and donates products and other in-kind services to qualified organizations and programs that address the needs of society and support Merck’s overall business mission to enhance health.

The philanthropic outreach of Merck is guided by two strategic priorities worldwide: to advance scientific knowledge and education, and to improve health care. Merck supports initiatives to address selected health care issues with funding, and donates MECTIZAN® to treat river blindness and other Merck medicines to address health care needs in developing countries. In addition to these priorities, funding is also provided to support programs to protect our environment, promote art and cultural activities, and foster civic institutions. When appropriate, Merck provides assistance in response to major disasters and medical emergencies.

For more information, contact the Corporate Office of Contributions at Whitehouse Station.

The Merck Company Foundation

The Merck Company Foundation is a U.S.-based, private, charitable foundation. Established in 1957 by Merck, the Foundation is funded entirely by the Company and is Merck’s chief source of funding support to qualified non-profit, charitable organizations. The mission of the Foundation is to advance biomedical science training and education and to improve health care worldwide as well as support programs in the arts, civics and the environment. Since its inception, more than U.S. $340 million have been contributed by the Foundation to educational, health and social services, civic, cultural, environmental and other charitable organizations.

Public Communications	CP4

All communications with the news media are potentially important and reflect upon the Company’s image and business. It is vital that communications from the Company are consistent and that all regulatory and legal obligations be fulfilled.

All communications must be accurate, responsible and in keeping with Merck’s medical and legal policies. Media or public requests for information should be referred to and coordinated with Public Affairs.

I will make a presentation at a conference where press coverage is likely. How should I respond if I’m approached by the media following my presentation?

Journalists often approach scientists and executives who make presentations at professional forums. When press coverage is likely to result, Public Affairs should be advised in advance and questions and answers should be prepared. But you should feel free to clarify for the reporter anything that was formally presented at the meeting. Questions that go beyond what was formally presented should be referred to Public Affairs. Copies of slides should not be given out without prior clearance from the Merck Research Laboratories and Public Affairs because this could jeopardize the scientific publication process.

If you have questions or concerns, please refer to the resources listed on this website.

Environmental Stewardship	CP14

Our responsibility to protect the environment is among our highest priorities. We comply with the letter and spirit of all environmental laws and regulations and respect the environment in every country where we operate. We provide consumers with information to help them handle our products in an environmentally responsible way. Central Safety and the Environment can answer specific questions about Merck’s environmental standards. Check the Safety and Environment web site at mmd.merck.com/S&E/ for the availability of our new manual of environmental standards.

The laws in my country do not prohibit dumping waste on-site. Can I dispose of Merck waste in this way?

No. The disposal method must be in accordance with Merck’s own environmental standards, and specific practices vary, depending on the type of waste. Merck has developed “best practice” global environmental standards for all of its facilities. In some cases, these standards require actions that exceed what laws in individual countries would allow.

I am a site services manager and have responsibility for buying replacements for everything from light bulbs to equipment. Does Merck’s goal of continuous improvement mean that I should always select the most environmentally-beneficial option?

Not necessarily. Sometimes the cost of the most environmentally-beneficial option is disproportionate to the benefit to be obtained. Generally, however, where the cost differential between options is not significant and a real environmental benefit will result, the more environmentally beneficial option should be selected.

Our Environmental Commitments

1.	Provide inherent protection in the way we design and operate our facilities and processes, so as to ensure the trust of our communities;

2.	Promote resource conservation, waste minimization and the minimization of the release of chemicals into the environment;

3.	Provide employees, customers, suppliers, public authorities and communities with appropriate information for informed decision-making; and

4.	Continuously improve.

Improper Payments	CP20

To promote good government and fair, impartial administration of laws, we may not promise, offer or make payment in money or anything of value to any government official or political party with the intent to induce favorable business treatment or to improperly affect government decisions.

Our standards do not necessarily take into account all local legal requirements. Where more restrictive local laws exist, those take precedence. In general, we do not consider ordinary and reasonable business entertainment or gifts of insubstantial value that are customary and legal in the local market to be improper. Seek the advice of the Legal Department if there is any uncertainty about the propriety or legality of an action. For additional information, refer to the Gifts and Entertainment policy on page 7.

I was told I have to pay a “gratuity” to a minor official to clear our products through customs. What should I do?

The Company does not provide gratuities to officials to ensure execution of official duties. Seek the advice of your manager or the Legal Department.

Use and Selection of Agents – We will engage only reputable, qualified individuals or firms as consultants, agents, representatives or distributors under compensation arrangements that are reasonable in relation to the services performed.

Integrity of performance is a Merck standard for employees and agents alike wherever we do business, and ignorance of that standard is never an acceptable excuse for improper behavior, nor is it acceptable for improper behavior to be rationalized as being in the Company’s best interest. No act of impropriety advances the interests of the Company.

How does the Company ensure that its agents comply with Merck’s standards?

It is the responsibility of the employee making the recommendation to conduct research to ensure that the agent is reputable. At a minimum, this should include research on other parties and multinational companies with whom the agent has worked in the past. This information should be reflected in the approval memorandum submitted to management.

Compliance With Laws, Rules And Regulations	CP21

Being a good corporate citizen means that we comply with all applicable laws, rules and regulations. Managers are responsible for communicating relevant rules and regulations to their employees. For further assistance, contact the Legal Department.

Boycotts – As a U.S.-based Company, all Merck operations, including foreign subsidiaries, must comply with U.S. laws pertaining to foreign boycotts. These laws primarily refer to the Arab boycott of Israel. However, from time to time, other boycott issues may arise. A variety of activities are prohibited under anti-boycott laws, including:

•	Furnishing information about Merck’s or any person’s past, present or prospective relationship with boycotted countries or blacklisted companies;

•	Paying, honoring or confirming letters of credit containing boycott provisions.

If you have questions or concerns, please refer to the resources listed on this website.

The law also requires that certain requests for boycott information be reported to the U.S. Government. Because anti-boycott legislation is complex, all such requests should be directed immediately to the Legal Department.

Import/Export Regulations –We may not export or sell drugs without proper approvals by the Merck Research Laboratories and the Clinical and Regulatory Development Review Committee. In addition, the drugs must first meet the legal requirements of the producing country and the countries to which the drugs would be exported. Further, we may not import from or export to countries against which there is a U.S. embargo (e.g., Sudan, Iran, Libya or Cuba). We may not import from or export to certain individuals or organizations contact with which is prohibited by U.S. government agencies.

How can we justify not sending medicine to people in need who live in places that are out of political favor with the United States?

In return for the right to operate in the United States, we are obligated to comply with all applicable United States laws that apply to our operations—whether or not we agree with such laws. Please note that some U.S. laws, such as those pertaining to export controls, do apply to Merck operations outside of the U.S.

In the country where I operate, it is illegal to comply with the U.S. trade embargo regulations with certain countries. How do I handle this situation?

Transnational compliance with embargo regulations is a complex issue that varies from country to country. All such concerns must be directed to the Legal Department.

Political Activities – Good corporate citizenship requires that we do not unfairly or illegally influence the political process in the communities in which we operate. Due to the complexity and diversity of laws and regulations governing corporate political activities, political contributions and other related activities may only be undertaken with the prior approval of the Chief Executive Officer.

As private citizens, we may participate in the political process, including contributing to candidates or parties of our choice. However, we may not use Company time, property or resources for our personal political activities.

Confidentiality

The Company will not tolerate retaliation against any employee who raises a business practices issue. This protection extends to anyone giving information in relation to an investigation. However, Merck reserves the right to discipline anyone who knowingly makes a false accusation, provides false information to the Company or has acted improperly.

When you contact the Merck Office of Ethics to raise an issue, you may remain anonymous, although you are encouraged to identify yourself. Should you choose to identify yourself, your identity will be kept confidential to the extent feasible or permissible under the law. To assist the Office of Ethics in maintaining confidentiality, however, it is imperative that you practice discretion and refrain from discussing your Office of Ethics consultation with colleagues or co-workers.

INDEX

Accidents, see safety
Alcohol, 12
Books or records, 16
Boycotts, 21
Clinical Trials and Protocols, 7
Competitors
Competitive information, 10
Fair competition, 10
Computers and Software, 15, 17
Confidential information, 14, 15, 16
Confidentiality commitment to employees, 23
Conflict of interest, 13
Corporate assets, use of, 14, 17
Dating co-workers, 12
Discrimination, see Fair Treatment
Drugs, illegal, 12
E-mail, see Internet
Employment,
Equal, 11
Of relatives, 13
Entertainment, accepting and
offering of, see Gifts
Environment, 19
Work, 11, 19
Fair Treatment, 11
Fraternization, 12
Gifts
Conferences/symposia, 9
Giving and receiving of, 7, 8, 9
Meals and entertainment, 8
Tickets, 9
Harassment, 12
Insider Trading, 16
Internet, 14
Invitations see Gifts
Kickbacks, 8, 9, 20
Media, 6, 18
Office equipment, personal use of, 14
Political Activities, 21
Quality, product and service, 6
Regulations, Import/Export, 21
Relationships
Communities and society, 4, 18
Family and personal, 12,13
Fellow Employees, 4, 11,12
With shareholders, 4, 13
With suppliers, 18
Romantic relationships, 12,13
Safety, 11
Sexual harassment, 12
Shareholders, 13
Socializing with co-workers, see Fraternization
Stock, other companies, 13
Suppliers, see relationships with suppliers
Tickets, see Gifts